                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 3                                                      OMB APPROVAL
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                                                   OMB NUMBER:  3235-0104
                                                   Expires:  April 30, 1997
                                                   Estimated average burden
                                                   hours per response ...... 0.5
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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed pursuant to Section16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person

MACK                                 WILLIAM                           L.
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  (Last)                             (First)                         (Middle)

C/O MACK-CALI REALTY CORPORATION           11 COMMERCE DRIVE
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                                    (Street)

                                CRANFORD, NJ 07016
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  (City)                             (State)                          (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

12/11/97
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3. IRS Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

MACK-CALI REALTY CORPORATION (CLI)
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5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


             X    Director                         10% Owner
           -----                           ------

                 Officer (give                    Other (Specify
           -----           title below)    ------         below)

                   ----------------------------------

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6. If Amendment, Date of Original   (Month/Day/Year)

12/22/97
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7. Individual or Joint/Group Filing  (Check Applicable Line)

  X   Form filed by One Reporting Person
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      Form filed by More than One Reporting Person
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
                                      Table 1 -- Non-Derivative Securities Beneficially Owned

1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                  (Print or Type Responses)


                                                                         (Over)
                                                                SEC 1473 (8-92)

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

FORM 3 (continued)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities    4. Conversion  5. Ownership   6. Nature of
                                     cisable and     Underlying Derivative Security       or Exercise    Form of        Indirect
                                     Expiration     (Instr. 4)                            Price of       Derivative     Beneficial
                                     Date                                                 Derivative     Security:      Ownership
                                    (Month Day                                            Security       Direct (D)    (Instr. 5)
                                     Year)                                                               or
                                  ------- ------- -------------------------------------                  Indirect (I)
                                  Date    Expira-                            Amount                     (Instr. 5)
                                  Exer-   tion                               or
                                  cisable Date             Title             Number
                                                                             of
                                                                             Shares
-------------------------------   ------- -------  ------------------------  ---------- ------------- --------------- -------------
UNITS OF LIMITED
PARTNERSHIP INTEREST (1)           (1)             COMMON STOCK              846,520(1)                    D
-------------------------------   ------- -------  ------------------------  ----------  ------------ --------------- -------------
                                                                                                                      WILLIAM MACK,
UNITS OF LIMITED                                                                                                      CHARITABLE
PARTNERSHIP INTEREST (1)           (1)             COMMON STOCK               39,494                       I          TRUST A
-------------------------------   ------- -------  ------------------------  ----------  ------------ --------------- -------------
                                                                                                                      WILLIAM MACK,
UNITS OF LIMITED                                                                                                      4/30/92
PARTNERSHIP INTEREST (1)           (1)             COMMON STOCK               23,875                       I          TRUST
-------------------------------   ------- -------  ------------------------  ----------  ------------ --------------- -------------
SERIES B PREFERRED UNITS OF
LIMITED PARTNERSHIP INTEREST       (2)             COMMON STOCK                (2)                         D
-------------------------------   ------- -------  ------------------------  ----------  ------------ --------------- -------------
                                                                                                                      WILLIAM MACK,
SERIES B PREFERRED UNITS OF                                                                                           CHARITABLE
LIMITED PARTNERSHIP INTEREST       (2)             COMMON STOCK                (2)                         I          TRUST A
-------------------------------   ------- -------  ------------------------  ----------  ------------ --------------- -------------
                                                                                                                      WILLIAM MACK,
SERIES B PREFERRED UNITS OF                                                                                           4/30/92
LIMITED PARTNERSHIP INTEREST       (2)             COMMON STOCK                (2)                         I          TRUST
-------------------------------   ------- -------  ------------------------  ----------  ------------ --------------- -------------
WARRANTS TO PURCHASE UNITS OF
LIMITED PARTNERSHIP INTEREST       (3)             COMMON STOCK              433,369(3)                    D
-------------------------------   ------- -------  ------------------------  ----------  ------------ --------------- -------------
                                                                                                                      WILLIAM MACK,
WARRANTS TO PURCHASE UNITS OF                                                                                         CHARITABLE
LIMITED PARTNERSHIP INTEREST       (3)             COMMON STOCK               20,290(3)                    I          TRUST A
-------------------------------   ------- -------  ------------------------  ----------  ------------ --------------- -------------
                                                                                                                      WILLIAM MACK,
WARRANTS TO PURCHASE UNITS OF                                                                                         4/30/92
LIMITED PARTNERSHIP INTEREST       (3)             COMMON STOCK               12,228(3)                    I          TRUST
-------------------------------   ------- -------  ------------------------  ----------  ------------ --------------- -------------
DIRECTOR STOCK OPTIONS                    12/12/
(RIGHT TO BUY)                     (4)    2007     COMMON STOCK               10,000     $38.75            D
-------------------------------   ------- -------  ------------------------  ----------  ------------ --------------- -------------

Explanation of Responses:

(1) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. The Units shall be redeemable on a one-for-one basis for shares of Common Stock beginning on December 11, 1998. 432,278 of the reporting person's 846,520 Units are contingent and will convert, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units.
(2) The Series B Preferred Units of Limited Partnership Interest (the "Series B Preferred Units") are immediately convertible into Units. 1,883 of the reporting person's 53,801 Series B Preferred Units are contingent and will convert, in whole or in part, into ordinary Series B Preferred Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Series B Preferred Units shall not be entitled to any rights associated with the ordinary Series B Preferred Units. Currently, the reporting person's 51,918 ordinary Series B Preferred Units are convertible into 1,498,355 Units, the 2,534 Series B Preferred Units held by the Charitable Trust are convertible into 73,131 Units and the 1,492 Series B Preferred Units held by the 4/30/92 Trust are convertible into 43,059 Units. Any Units received upon conversion of Series B Preferred Units shall be redeemable into an equal number of shares of Common Stock beginning on December 11, 2000.
(3) The Warrants to purchase Units of Limited Partnership Interest are exercisable on a one-for-one basis beginning on December 11, 1998 for a period of four years thereafter at a price of $37.80 per Unit. Any Units received upon exercise of the Warrants shall be immediately redeemable into Common Stock.
(4) The options vest on December 12, 1998.


                                  /s/ William L. Mack                12/30/97
                              _______________________________    ______________
                              **Signature of Reporting Person         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      See Instruction 6 for procedure.